UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2009.

Commission File Number 001-13896

                        Elan Corporation, plc

(Translation of registrant's name into English)

                         Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No ☒
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No ☒
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendments on Forms F-3 and S-8 to the Registration Statement on Form F-3 of Elan Corporation, plc (Registration No. 333-100252), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-100556, 333-07361, 333-121021, 333-135184, 333-135185 and 333-154573).

Regulation FD Disclosure.

On September 29, 2009, Elan Corporation plc (the "Company") announced that its two wholly owned subsidiaries, Elan Finance public limited company and Elan Finance Corp., intend to offer through a private placement, subject to market conditions, US$600 million aggregate principal amount of senior notes due 2016 (the “Notes”).  The press release related to the Notes is attached as Exhibit 99.1, and is incorporated herein by reference.  The Notes will be offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the U.S. to non-U.S. persons in reliance on Regulation S under the Securities Act. Unless and until the Notes are registered under the Securities Act, the Notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The Company is also disclosing on this Current Report on Form 6-K the information included as Exhibit 99.2, which information will be disseminated in connection with the transactions described above.  Certain of this information has not previously been made publicly available by the registrant and may be deemed to be material.  This Current Report on Form 6-K also updates certain information previously reported by the Company.

In addition, the Company issued a press release announcing, among other things, the intent of its wholly owned subsidiaries, Elan Finance public limited company and Elan Finance Corp. to make cash tender offers for their outstanding 7 3/4% senior notes due 2011 (the “2011 Notes”), subject to financing and other conditions. The press release related to the 2011 Notes is attached as Exhibit 99.3, and is incorporated herein by reference.

On September 24, 2009, Elan received a subpoena from the Securities and Exchange Commission’s (“SEC”) New York Regional Office requesting records relating to an investigation captioned In the Matter of Elan Corporation, plc.  The subpoena requests records and information relating to the July 31, 2008 announcement of two Tysabri-related progressive multifocal leukoencephalopathy (“PML”) cases as well as records and information relating to the July 29, 2008 announcement at the International Conference of Alzheimer’s Disease concerning the Phase 2 trial data for bapineuzumab.  We intend to provide the SEC with materials in connection with the investigation.

The information included herein, together with Exhibits 99.1, 99.2 and 99.3 hereto, is being furnished, not filed, pursuant to this Form 6-K. Such information shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information furnished in this Current Report Form 6-K also shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act, except to the extent expressly set forth herein or by specific reference in such a filing.

EXHIBIT LIST

Exhibit	Description

10.1	Amendment dated as of June 15, 2009 to the Employment Agreement dated as of November 21, 2008 by and among Elan Pharmaceuticals, Inc., Elan Corporation, plc and Dr. Carlos Paya.
10.2	Consulting Agreement dated as of December 16, 2008 by and among Elan Pharmaceuticals, Inc. and Richard D. Pilnik.
10.3	Letter Agreement dated as of June 8, 2009 by and among Elan Corporation, plc and Jack W. Schuler, Vaughn D. Bryson and Crabtree Partners L.L.C.
10.4	Consulting Agreement dated as of July 1, 2009 by and among Elan Pharmaceuticals, Inc. and Dr. Selkoe.
99.1	Text of Press Release, dated September 29, 2009
99.2	Disclosures regarding Elan Corporation plc
99.3	Text of Press Release, dated September 29, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ELAN CORPORATION, plc By: /s/ William F. Daniel William F. Daniel EVP, Company Secretary

Date:  September 29, 2009